UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                SCHEDULE 13G

                UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. 23)*

                       QUAKER CHEMICAL CORPORATION
    ------------------------------------------------------------------
                             (NAME OF ISSUER)

                      COMMON STOCK, $1.00 Par Value
    ------------------------------------------------------------------
                      (TITLE OF CLASS OF SECURITIES)

                               747316 10 7
              ----------------------------------------------
                              (CUSIP NUMBER)

                            December 31, 2001
    ------------------------------------------------------------------
          (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

    Check the appropriate box to designate the rule pursuant to which this
    Schedule is filed:

    [ ] Rule 13d-1(b)
    [ ] Rule 13d-1(c)
    [X] Rule 13d-1(d)


    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                       (Continued on following page(s))

                              Page 1 of 4 Pages

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CUSIP NO. 747316 10 7              13G                    PAGE 2 OF 4 PAGES


-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Peter A. Benoliel

-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                        (A) (unchecked box)
                                                        (B) (unchecked box)

-----------------------------------------------------------------------------
 3.  SEC USE ONLY



-----------------------------------------------------------------------------
 4.  CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America

-----------------------------------------------------------------------------
                     5.  SOLE VOTING POWER

                           428,115

                    ---------------------------------------------------------
                     6.  SHARED VOTING POWER
  NUMBER OF
   SHARES                  0
BENEFICIALLY
  OWNED BY          ---------------------------------------------------------
    EACH             7.  SOLE DISPOSITIVE POWER
  REPORTING
   PERSON                  428,115
    WITH
                    ---------------------------------------------------------
                     8.  SHARED DISPOSITIVE POWER

                           0

-----------------------------------------------------------------------------
 9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       428,115


-----------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

     (checked box)

-----------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       4.7%


-----------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON

       IN


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CUSIP NO. 747316 10 7              13G                    PAGE 3 OF 4 PAGES


-----------------------------------------------------------------------------

Item 1(a).     Name of Issuer.
               ---------------

               Quaker Chemical Corporation (herein the "Company").

Item 1(b).     Address of Issuer's Principal Executive Offices.
               ------------------------------------------------

               The Company's principal executive offices are located at Elm and Lee Streets, Conshohocken,
               Pennsylvania  19428.

Item 2(a).     Name of Person Filing.
               ----------------------

               Peter A. Benoliel (herein the "Reporting Person").

Item 2(b).     Address of Principal Business Office or, if none, Residence.
               ------------------------------------------------------------

               Quaker Chemical Corporation, Elm and Lee Streets,
               Conshohocken, Pennsylvania 19428.

Item 2(c).     Citizenship.
               ------------

               The Reporting Person is a citizen of the United
               States of America.

Item 2(d).     Title of Class of Securities.
               -----------------------------

               Common Stock, $1.00 par value.

Item 2(e).     CUSIP Number.
               -------------

               747316 10 7.

Item 3.        Not Captioned.
               --------------

               Not applicable.


Item 4.        Ownership.
               ----------

               The number of shares of Common Stock of the Company beneficially owned by the Reporting Person on December 31, 2001, was as follows:

               (a)  Amount Beneficially Owned:         428,115

               (b)  Percent of Class:                  4.7%

               (c)  Number of Shares as to which the Reporting
                    Person has:

                    (i)   Sole power to vote or to direct the
                          vote:  428,115

                    (ii)  Shared power to vote or to direct the
                          vote:  0

                    (iii) Sole power to dispose or to direct
                          the disposition of:  428,115

                    (iv)  Shared power to dispose or to direct
                          the disposition of:  0

                    (Does not include 408,600 shares under irrevocable trust of which the Reporting Person is the Settlor and income beneficiary but for which the Reporting Person has no voting or dispositive power.)

Item 5.        Ownership of Five Percent or Less of a Class.
               ---------------------------------------------

               (checked box)

Item 6.        Ownership of More than Five Percent on Behalf of
               Another Person.
               ------------------------------------------------

               Not applicable.

Item 7.        Identification and Classification of the
               Subsidiary Which Acquired the Security Being
               Reported On By the Parent Holding Company.
               --------------------------------------------

               Not applicable.

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CUSIP NO. 747316 10 7              13G                    PAGE 4 OF 4 PAGES



Item 8.        Identification and Classification of Members of the Group.
               ----------------------------------------------------------

               Not applicable.


Item 9.        Notice of Dissolution of Group.
               -------------------------------

               Not applicable.


Item 10.       Certification.
               --------------

               Not applicable.


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:         February 6, 2002

Signature:    /s/ Peter A. Benoliel

Name/Title:   Peter A. Benoliel, Executive Committee Chairman


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